UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41661

JIN MEDICAL INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

No. 33 Lingxiang Road, Wujin District

Changzhou City, Jiangsu Province

People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On September 25, 2023, Jin Medical International Ltd. (the “Company”) received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5550(a)(3), which requires the Company to have at least 300 public holders for continued listing by Nasdaq. The Company subsequently submitted to Nasdaq a plan to regain compliance.

On December 18, 2023, the Company received a letter (the “Delisting Letter”) from Nasdaq notifying the Company that it had failed to provide a detailed plan to support a decision for further time for compliance. Additionally, upon subsequent review of the allocation of shares issued in the Company’s initial public offering, Nasdaq staff (the “Staff”) has determined that the Company did not meet the 300 Round Lot Holder requirement for initial listing on the Nasdaq Capital Market. In that regard, Staff has determined to initiate procedures to delist the Company’s securities from Nasdaq. Unless the Company requests an appeal of that determination, trading of the Company’s ordinary shares will be suspended at the opening of business on December 28, 2023, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq.

The Company will submit a request for a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. The Delisting Letter does not impact the Company’s obligation to file periodic reports and other reports with the SEC under applicable federal securities laws. There can be no assurance that the Company’s appeal will be successful.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIN MEDICAL INTERNATIONAL LTD.

Date: December 20, 2023	By:	/s/ Erqi Wang
Erqi Wang
Chief Executive Officer